PACIFIC OFFICE PROPERTIES TRUST, INC.
841 Bishop Street, Suite 1700
Honolulu, Hawaii 96813
March 7, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Pacific Office Properties Trust, Inc.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-165676)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Office Properties Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-165676), together with all exhibits thereto (the “Registration Statement”).
The Registration Statement was originally filed on March 24, 2010 to register the resale by selling stockholders of shares of the Company’s common stock issuable upon redemption of limited partnership units of Pacific Office Properties, L.P., a Delaware limited partnership of which the Company is the sole general partner. The Registration Statement was declared effective on April 9, 2010, and no securities have been sold pursuant to the Registration Statement. On March 16, 2012, the Company announced its intention to delist from the NYSE Amex, effective April 5, 2012. As a result of the Company’s delisting from the NYSE Amex, the Company no longer meets the transaction requirements of General Instruction I.B for eligibility to use Form S-3. The Company is therefore withdrawing the Registration Statement.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.
Please forward copies of the order consenting to the withdrawal of the Registration Statement to the Company’s legal counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP, 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, Attention: Jeremy Heckman, via facsimile at (312) 984-3150. If you have any questions regarding this matter, please contact Mr. Heckman at (312) 984-3100.

[Signature Page Follows]

United States Securities and Exchange Commission

Very truly yours,
PACIFIC OFFICE PROPERTIES TRUST, INC.

By:	/s/ Kimberly F. Aquino

Name:	Kimberly F. Aquino

Title:	Vice President